[redacted]

SE 15045205 MISSION

ØØ 2/23/15

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SEC Mail Processing Section
FEB 23 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS PLAZA SUITE 305, 255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00917-1903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAMON DOMINGUEZ (787) 282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 BOLIVIA STREET, 4th FLOOR (Address) SAN JUAN (City) PR (State) 00917 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 2/24/15

Aff: 173

OATH OR AFFIRMATION

I, Ramon Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD Capital Group, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public #19101

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO
08146726 [redacted]
CASH 9397
01/28/2015
GEREN-COOP $5.00
$5 Sello Asistencia Legal
53792-2015-0128-67272209

REYMERIK APONTE LOPEZ • ABOGADO NOTARIO •

Kevane
Grant Thornton

Financial Statements and Report of Independent Registered Public Accounting Firm

RD Capital Group, Inc.

December 31, 2014

RD Capital Group, Inc.

Table of Contents

Kevane
Grant Thornton

Report of Independent Registered Public Accounting Firm

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013
T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholder and Board of Directors of
RD Capital Group, Inc.:

We have audited the accompanying balance sheet of **RD Capital Group, Inc.** ("the Company"), as of December 31, 2014, and the related statements of operations and accumulated deficiency, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RD Capital Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I – Computation of net capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

San Juan, Puerto Rico,
February 18, 2015

Kevane Grant Thornton LLP

Audit • Tax • Advisory
Member of Grant Thornton International Ltd

RD Capital Group, Inc.

Balance Sheet
December 31, 2014

Assets

Cash	$ 82,481
Deposit with Clearing House	100,000
Due from stockholder	934
Due from related company	1,721
Other accounts receivable	2,066
Prepaid expenses	6,533
	193,735
Property and equipment:	
Furniture and fixtures	74,012
Computers and other office equipment	5,376
Leasehold improvements	12,998
	92,386
Less- Accumulated depreciation and amortization	(92,386)
Net property and equipment	-
Total assets	$ 193,735

Liabilities and Stockholder's Equity

Accounts payable	$ 22,318
Accrued payroll taxes and withholdings	1,796
Income and related tax payable	35,223
Accrued interest and penalties	5,046
Other accrued expenses	31,484
Total liabilities	95,867
Stockholder's equity:	
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000
Additional paid-in capital	273,421
Accumulated deficiency	(210,553)
Total stockholder's equity	97,868
Total liabilities and stockholder's equity	$ 193,735

The accompanying notes are an integral part of this balance sheet.

RD Capital Group, Inc.

Statement of Operations and Accumulated Deficiency
Year Ended December 31, 2014

Revenues:		
Commissions and fees	$	945,952
Interest and other income		1,289
Total revenues		947,241
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits		400,439
Occupancy costs and office expenses		195,282
Travel and entertainment		81,950
Professional and temporary services		78,496
Communications and postage		71,179
Clearing fees		50,876
Dues, subscriptions and other registration fees		36,598
Property, municipal and other taxes		33,983
Auto		16,425
Interest and penalties		2,450
Others		17,838
Total operating expenses		985,516
Operating loss before income tax benefit		(38,275)
Income tax benefit - current		1,645
Net loss		(36,630)
Accumulated deficiency, beginning of year		(173,923)
Accumulated deficiency, end of year	$	(210,553)

The accompanying notes are an integral part of this statement.

RD Capital Group, Inc.

Statement of Changes in Stockholder's Equity
December 31, 2014

	Common Stock		Additional Paid-in Capital		Accumulated Deficiency		Total	
Balances, December 31, 2013	$	35,000	$	273,421	$	(173,923)	$	134,498
Net loss		-		-		(36,630)		(36,630)
Balances, December 31, 2014	$	35,000	$	273,421	$	(210,553)	$	97,868

The accompanying notes are an integral part of this statement.

RD Capital Group, Inc.

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Commissions and fees received	$ 947,241
Operating expenses paid	(1,141,376)
Income taxes paid	(35,264)
Net cash used in operating activities	(229,399)
Cash flows used in financing activities- payments on behalf of related companies	(1,721)
Decrease in cash and cash equivalents during the year	(231,120)
Cash and cash equivalents, beginning of year	313,601
Cash and cash equivalents, end of year	$ 82,481

Reconciliation of net loss to net cash used in operating activities:	
Net loss	$ (36,630)
Adjustments to reconcile net loss to net cash used in operating activities-	
Decrease in assets-	
Other accounts receivable	1,681
Prepaid expenses	686
Increase (decrease) in liabilities-	
Accounts and other commissions payable	4,871
Accrued payroll taxes and withholdings	(8,211)
Commissions payable to stockholder	(155,500)
Interest and penalties	5,046
Income and related tax payable	(36,909)
Other accrued expenses	(4,433)
Total adjustments	(192,769)
Net cash used in operating activities	$ (229,399)

The accompanying notes are an integral part of this statement.

(1) Organization and summary of significant accounting policies:

Organization –

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for the customers.

The most significant accounting policies followed by the Company are the following:

Summary of significant accounting policies –

(a) Basis of presentation –
The Company's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the fiscal year then ended, unless otherwise noted. The Company has evaluated subsequent events through February 18, 2015, the date the financial statements were available to be issued.

(b) Revenue recognition –
Commission revenues are recorded on a trade date basis. Other revenues are recorded following the accrual basis of accounting.

(c) Property and equipment –
Property and equipment is recorded at cost and are amortized using the straight-line method over the estimated useful lives on the assets. Leasehold improvements are amortized using the straight line method over the estimated useful life or the remaining lease life, whichever is shorter. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized. All property and equipment are fully depreciated.

(d) Long-lived assets –
Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

(e) **Income taxes** –
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(f) **Use of estimates** –
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) **Concentration of credit risk** –
Financial instruments that potentially expose the Company to concentration of credit risk only include bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(2) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. During the year ended December 31, 2014 the total deposited amount of $100,000 was held by Pershing LLC.

(3) Retirement plan:

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the year ended December 31, 2014.

(4) Income taxes:

As of December 31, 2104, the Company's taxable income is subject to certain tax rules, as follows:

(a) The income tax rates range from 25% to 39%.

(b)The net operating loss (NOL) deduction is limited to 90% of taxable income for regular income tax purposes and to 80% for alternate minimum tax purposes, and their carryover period is twelve (12) years for losses incurred between 2005 and 2012. For losses incurred in 2013 and after the carryover period is ten (10) years.

(c) Fifty-one percent (51%) of the deduction for expenses incurred or paid to related parties not engaged in trade or business in Puerto Rico or to a home office are disallowed if payments are not subject to income or withholding tax in Puerto Rico.

(d) Expenses to related parties subject to withholding are not deductible if not actually paid and the withholding made and deposited.

On July 1, 2014, the Governor of Puerto Rico signed Act 77, "Law for Adjustments to the Tax System", which contains multiple amendments to the Puerto Rico Internal Revenue Code of 2011, as amended (the "Code"). Among the corporate income tax provisions of the new Act the most important change that affects the Company relates to the additional tax on gross income.

Additional tax on gross income is applicable to the Company at a rate of 1%, with an available credit of .5% of its gross income against the regular tax or AMT of the corresponding taxable year.

The additional tax imposed is no longer part of the income tax for the corresponding year and is deductible for regular income tax purposes if the same has been paid on or before the due date to file the income tax return for such year. Tax credits generated or acquired by the Company at any time will not be allowed as credit against the additional tax imposed.

Differences between financial statements and taxable income consist mainly of temporary differences with respect mainly to the non-deductibility of certain expenses for tax purposes.

The income tax benefit for the year ended December 31, 2014 is composed of:

Theoretical income tax expense by application of statutory rates to the pre-tax income per financial statements	$	-
Tax effect of temporary and permanent differences		(951)
Prior year overaccrual		2,596
Income tax benefit	$	1,645

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company files income tax returns in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2010.

(5) **Lease commitments:**

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of an operating lease agreement. Effective January 1, 2010, the Company renewed the lease agreement for an additional five years that ended on December 31, 2014. Monthly rent under the lease agreement amounted to $4,334, which is currently paid on a month to month basis.

The Company was also committed under the terms of a lease agreement effective from January 1, 2013 to December 31, 2013. Monthly rent under the lease agreement amounted to $6,000. On December 13, 2013, the lease agreement was extended for an additional six month period that ended on June 30, 2014.

A new lease agreement was executed with Healthy Aging, LLC, a related party. The agreement was effective March 1, 2014 to December 31, 2019 and provides for a monthly rent amounting to $8,707.

Total rent expense related to the above leases amounted to $145,100 during the year ended December 31, 2014.

Minimum rental commitment for the next years related to the above operating lease agreements are as follows:

Year	Amount
2015	$ 104,484
2016	104,484
2017	104,484
2018	104,484
2019	104,484
	$ 522,420

In addition, the Company leases two vehicles under operating lease agreements. Future minimum rental commitment under these leases, through their expiration dates are as follows:

Year	Amount
2015	$ 14,522
2016	7,976
2017	4,704
2018	10,050
	$ 37,252

Rent expense for these vehicle operating leases for the year ended December 31, 2014 amounted to $14,522.

(6) **Related party transactions:**

During the year ended December 31, 2014, the Company engaged in transactions with related parties mainly for commissions paid to the stockholder, payments made on behalf of a related company, and rent expenses. The following summarizes pertinent transactions and year-end balances with related parties:

	Amount
Commission expense - stockholder	$ 108,000
Rent expense - Healthy Aging, LLC	$ 87,070
Due from San Juan Holdings, Inc.	$ 1,721
Due from stockholder	$ 934

(7) **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2014 the Company had the following net capital figures (see related Schedule I):

Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
1.11 to 1	$ 50,000	$ 86,475	$ 36,475

(8) **Supplementary information:**

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the year ended December 31, 2014, the Company has not had activities that would need to be disclosed on such schedules.

(9) Regulatory payments, fees and contingencies:

The Company is involved in the following legal actions resulting in claims on matters arising from its business activities:

(a) During the year 2013, a former customer filed a claim for breach of contract, collection of monies and torts, seeking $139,000 in compensation and damages. This case was dismissed during the year ended December 31, 2014. The legal advisor believes that the matter will not be raised in the future.

(b) Also, in December 2011, a former customer filed a claim at FINRA against the Company and a former independent contractor seeking $600,000 in damages. However, at the Discovery stage, the claimant did not support the amount of the claim. This case was set for an Arbitration Hearing during March 2014; however, the parties negotiated an amicable settlement before the Hearing. The amount settled was paid by the owner of the Company. A Stipulation to Voluntary Dismiss the Proceeding was filed with FINRA.

The above matters were settled during the year. Management believes that the same will not have an adverse effect on the Company's future results of operations or financial position.

RD Capital Group, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Net Capital:		
Total stockholder's equity	$	97,868
Less- Non-allowable assets-		
Petty cash		139
Account receivable from stockholder		934
Account receivable from related company		1,721
Other accounts receivable		2,066
Prepaid expenses		6,533
Total non-allowable assets		11,393
Net capital	$	86,475
Aggregate indebtedness:		
Items included in the accompanying balance sheet-		
Accounts payable	$	22,318
Accrued payroll taxes and withholdings		1,796
Income and related tax payable		35,223
Other accrued expenses		36,530
Total aggregate indebtedness	$	95,867
Computation of basic net capital requirement:		
Minimum net capital required (aggregate indebtedness ÷ by 15)	$	6,391
Minimum dollar net capital requirement	$	50,000
Net capital requirement (highest of above amounts)	$	50,000
Excess net capital (net capital -- $50,000)	$	36,475
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	26,475
Ratio: Aggregate indebtedness to net capital		1.11 to 1
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2014):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	86,475
Net audit adjustments		-
Net capital per above	$	86,475

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4)
of the Securities and Exchange Commission
December 31, 2014

Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2014):

Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$	95,867
Audit adjustments		-
Schedule I	$	95,867

Kevane
Grant Thornton

www.kevane.com
www.gti.org

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

RD Capital Group, Inc.

For the Year Ended December 31, 2014

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

**To the Stockholder and Board of Directors of
RD Capital Group, Inc.:**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by **RD Capital Group, Inc.** ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7 corresponding to the year ended December 31, 2014:

Check Number	Check Date	Check Amount	Bank Clearing Date
12332	7/18/2014	$ 1,264	7/28/2014
12549	2/10/2015	$ 997	*

   *Check has not been collected/cleared by the bank as of the date of this report.

   We found no exceptions as a result of the procedure.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

Audited Form X-17A-5	Total Revenues Form SIPC-7	Difference
$ 947,241	$ 947,241	$ -

We found no exceptions as a result of the procedure.

3. Compared any adjustments reported in Form SIPC-7 with the internal Company's trial balance (general ledger) for the year ended December 31, 2014.

Adjustment per Form SIPC-7	Amount
Deductions:	
Clearing firm charges	$ 38,711
Short sales interest expense	4,302
Total	$ 43,013

We found no exceptions as a result of the procedure.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the General Assessment Payment Form (SIPC-6) for the year ended December 31, 2014.

   We found no exceptions as a result of the procedure.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   This step does not apply since there were no overpayments of general assessment fees for the year ended December 31, 2014.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico
February 18, 2015.

Kevane Grant Thornton LLP

E145289
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO

KEVANE GRANT THORNTON LLP
CERTIFIED PUBLIC ACCOUNTANTS

Kevane
Grant Thornton

www.kevane.com
www.gti.org

Kevane
Grant Thornton

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

RD Capital Group, Inc.

For the Year Ended December 31, 2014

RD Capital Group, Inc.

Table of Contents

Kevane

Grant Thornton

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholder and Board of Directors of

RD Capital Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **RD Capital Group, Inc.** ("the Company"), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RD Capital Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) – *All customer transactions cleared through another broker-dealer on a fully disclosed basis* (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RD Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis* of Rule 15c3-3 under the Securities Exchange Act of 1934.

San Juan, Puerto Rico
February 18, 2015.

Kevane Grant Thornton LLP

E145268
COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
$5.00

KEVANE GRANT THORNTON LLP
CERTIFIED PUBLIC ACCOUNTANTS

RD CAPITAL

The Exemption Report

We as members of management of RD Capital Group, Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15C3-3(K) under which the Company claimed an exemption from 17 C.F.R. § 240.15C3-3: 2(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year from January 1, 2014 to December 31, 2014 without exception.

Signature: Zaida M. Rodriguez

Position: Chief Financial Officer

Date: January 23, 2015

MCS Plaza, Suite 305, 255 Ponce de León Ave.,
San Juan Puerto Rico 00917-1903

T. 787.282.0303
www.rdcap.com

Kevane
Grant Thornton

www.kevane.com
www.gti.org